June 28, 2010

VIA EDGAR

Mr. David R. Humphrey

Branch Chief

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-3561

Re:	Avis Budget Group, Inc.
Form 10-K for the year ended December 31, 2009
File No. 001-10308

Dear Mr. Humphrey:

We transmit, herewith for the Staff’s consideration, our responses to the comments raised in the Staff’s letter dated June 16, 2010. For your convenience, we have numbered the comments as set forth in your letter, repeated such comments as set forth in your letter and set forth our response to each comment immediately below such comment.

We have also discussed the responses contained herein with our audit engagement partner, Robert Morris of Deloitte & Touche LLP, who has informed us that he and Deloitte are in agreement with our responses. We are available at your convenience to discuss these matters with you.

Financial Statements

Note 18. Debt Under Vehicle Programs and Borrowing Arrangements, page F-32

1.	We have reviewed your response to our prior comment 4. To facilitate our understanding of the nature and purpose of AESOP, please provide us with additional detailed information as to its structure and operations. Specifically, please tell us whether AESOP is profitable. In this regard, we note the consistent increase in the balance of your investment in AESOP through March 31, 2010. Please explain the business reasons for these increases and describe the circumstances under which the investment balance would decrease, if applicable. Explain whether and/or how the investment in AESOP is recoverable. Describe how this investment would be liquidated.

RESPONSE

Avis Budget Rental Car Funding (AESOP) LLC (“AESOP Funding”) is a 100%-owned special-purpose vehicle which was created solely to finance the purchase of vehicles for use in our rental fleet. AESOP Funding is designed to operate as a break-even entity which does not realize any profit or loss. We account for AESOP Funding under the equity method. The structure of AESOP Funding is what is often referred to as a “conventional trust preferred arrangement” in that AESOP Funding holds a loan receivable from AESOP Leasing, L.P. (“AESOP Leasing”) which is AESOP Funding’s only significant asset. AESOP Leasing uses funds lent to it by AESOP Funding to purchase vehicles which are leased to our car rental operating subsidiaries. Principal and interest on the loan receivable held by AESOP Funding is paid by AESOP Leasing primarily using lease payments made to AESOP Leasing by our car rental subsidiaries, as well as proceeds from sales of risk and program vehicles. The interest due to AESOP Funding from AESOP Leasing on the loan represents the interest requirement on the third-party debt issued by AESOP Funding, after considering the effect of any interest-rate derivatives as well as any other proceeds or costs that AESOP Funding earns or incurs, respectively, to perform its financing activities (such as interest earned on cash balances). Since the interest rate on AESOP Funding’s loan to AESOP Leasing effectively represents all of the financing and administrative costs of AESOP Funding, no profit or loss is realized or incurred by AESOP Funding.

In response to the Staff’s inquiry regarding the increase in the balance of our investment in AESOP Funding through March 31, 2010, we direct you to the following table, which illustrates the 2007-09 year-end balances of the Company’s investment in AESOP Funding and the balance as of March 31, 2010 ($ in millions):

	December 31,			March 31,
	2007	2008	2009	2010
Investment in Avis Budget Rental Car Funding (AESOP) LLC – related party	$230	$117	$228	$241

Because we account for our investment in AESOP Funding under the equity method, the activities that cause changes in the balance of our investment in AESOP Funding are (i) decreases in the balance as a result of dividends AESOP Funding pays to AESOP Leasing, (ii) increases in the balance as a result of capital contributions AESOP Leasing makes to AESOP Funding, and (iii) increases and decreases in the balance reflecting AESOP Funding’s equity adjustments for other comprehensive income (primarily composed of derivative activity). The increase in the balance of the Company’s investment in AESOP Funding between December 31, 2008 and March 31, 2010 is primarily a result of the mark-to-market on AESOP Funding’s derivatives, which hedge its exposure to interest rate movements.

As AESOP Funding’s only significant asset is its loan to AESOP Leasing, recoverability of the Company’s investment in AESOP Funding is assured as it is within the Company’s control providing that AESOP Leasing repays its loan from AESOP Funding. In order to liquidate AESOP Funding, AESOP Leasing would need to either (i) sell its vehicle fleet or (ii) find another source of financing for its vehicle fleet.

2.	As a related matter, refer to your discussion of “Vehicle Dispositions” on page 11 of your document. We note that you dispose of your risk vehicles largely through automobile auctions. Please tell us whether the proceeds from the AESOP note issuances are used to finance the acquisition of risk vehicles as well as program vehicles. If they are not, please tell us how the purchase of risk vehicles is financed. Alternatively, if risk vehicles are included within “Assets under vehicle programs” please describe the extent, if any, to which your equity investment in AESOP is correspondingly at risk. In this regard, it appears that insurance wraps are for the protection of “Term Investors.” Please advise, supplementally and in detail.

RESPONSE

AESOP Funding finances the purchase of both program and risk vehicles for use in our rental fleet. As noted above, the vehicles are owned by AESOP Leasing, which is consolidated by the Company. Accordingly, “Assets under vehicle programs” include AESOP Leasing’s vehicles, which are pledged as collateral for AESOP Leasing’s loan from AESOP Funding. The terms of the loan from AESOP Funding to AESOP Leasing effectively require AESOP Leasing to bear (reimburse) any residual fleet losses or retain any residual fleet gains. In particular, AESOP Leasing is required to make mandatory principal payments on its loan from AESOP Funding to the extent of any losses incurred on the disposition of program and risk vehicles. As a result, the existence of residual-value risk on vehicles does not change the break-even nature of AESOP Funding or the equity-at-risk analysis. Furthermore, with respect to the insurance “wraps,” AESOP Funding historically issued term asset-backed debt securities to third-party investors (“term investors”) that included, as a protection for investors, a third-party guaranty (an “insurance wrap”) of repayment of their principal amount and interest in the event that AESOP Funding fails to make such principal and interest payments. AESOP Funding term investors are the only beneficiaries of such insurance wraps.

3.	Finally, the fact that the third party debt issued by AESOP Funding has its principal and interest payments guaranteed by independent insurance companies appears to be a critical factor in determining that AESOP does not require consolidation. Please expand your proposed disclosure (Appendix A) to clearly explain this important factor.

RESPONSE

The fact that a portion of the third-party debt issued by AESOP Funding has its principal and interest payments guaranteed by independent insurance companies is not a critical factor in the Company’s determination that our investment in AESOP Funding is not at risk and that AESOP Funding does not require consolidation. In accordance with ASC 810, we considered the insurance wraps as a factor when performing our analysis in order to determine whether the Company was deemed to be the primary beneficiary. While this analysis is a step in determining whether AESOP Funding needs to be consolidated, the existence of the insurance wraps was noted as background information and is neither determinative of, nor critical to, the consolidation analysis. As further clarification, our June 7 letter was intended to convey that, as a result of (i) AESOP Leasing’s equity investment in AESOP Funding having been loaned back to AESOP Leasing, (ii) such investment not being equity at risk, and (iii) other factors that were considered but which did not ultimately impact the consolidation determination, we concluded that we do not have the obligation to absorb losses of AESOP Funding as the only risk the Company is subject to is its own credit risk. Accordingly, we do not believe that any disclosure related to the insurance guaranties should be added to our proposed disclosure (Appendix A) per our previous letter to the Staff dated June 7, 2010.

* * *

The Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (973) 496-7938 should you require further information or have any questions.

Very truly yours,

/S/ DAVID B. WYSHNER
David B. Wyshner
Executive Vice President and Chief Financial Officer

cc:	Securities and Exchange Commission
Kristin Shifflett
Margery Reich

Deloitte & Touche
Robert Morris
Lara Abrash

Avis Budget Group
Ronald L. Nelson